Exhibit 3.1

EQUITY LIFESTYLE PROPERTIES, INC.

SECOND AMENDMENT

TO SECOND AMENDED AND RESTATED BYLAWS

1.    The Second Amended and Restated Bylaws, as heretofore amended (the “Bylaws”) of Equity LifeStyle Properties, Inc., a Maryland corporation, are hereby amended by deleting therefrom Article XIV in its entirety and inserting in lieu thereof a new Article XIV as follows:

ARTICLE XIV

AMENDMENT OF BYLAWS

The Board of Directors shall have the power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws; provided, however, that, pursuant to a binding proposal that is submitted to the stockholders for approval at a duly called annual meeting or special meeting of stockholders by one or more stockholders, each of which provides to the Secretary of the Corporation a timely notice of such proposal in accordance with the notice procedures and all other relevant provisions of Section 3 or Section 11 of Article II of these Bylaws and is otherwise permitted by and in accordance with applicable law, the stockholders shall have the power, by the affirmative vote of a majority of all votes entitled to be cast on the matter, to alter or repeal any provision of these Bylaws and to adopt new Bylaws, except that the stockholders shall not have the power to alter or repeal this Article XIV or adopt any provision of these Bylaws inconsistent with this Article XIV without the approval of the Board of Directors.

2.    Except as set forth herein, the Bylaws shall remain in full force and effect.